SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES SALE OF EDINBURGH AIRPORT AND CALLS FOR THE URGENT SALE OF STANSTED

Ryanair's Stephen McNamara said:

"Ryanair welcomes the sale of Edinburgh Airport, which will free it from the dead hand of the high cost BAA monopoly.  Ryanair looks forward to working with the new owners of Edinburgh to lower costs and grow traffic and routes.

The sale of Edinburgh now clears the way for the final sale of Stansted, which the BAA monopoly has been delaying since the Competition Commission first recommended the sale in 2006.  While the BAA has been delaying the sale of Stansted they have doubled Stansted's charges and driven its traffic down from 24m passengers to less than 18m passengers last year."

Stephen McNamara                          Joe Carmody
Ryanair Ltd                                        Edelman
Tel: +353-1-8121212                      Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 April, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary